Exhibit 11.2

CPI Corp.
Computation of Per Common Share Earnings (Loss) - Basic
(Unaudited)

	16 Weeks Ended		40 Weeks Ended
thousands, except share and per share data	November 11, 2006	November 12, 2005	November 11, 2006	November 12, 2005

Basic:
Net earnings (loss) applicable to common shares	$(951)	$(3,098)	$1,533	$(8,173)

Shares:
Weighted average number of common and
common equivalent shares outstanding	16,968,819	18,511,008	16,969,918	18,485,993
Less: Treasury stock - weigted average	(10,617,932)	(10,639,543)	(10,617,412)	(10,639,543)

Weighted average number of common and common
equivalent shares outstanding	6,350,887	7,871,465	6,352,506	7,846,450

Net earnings (loss) per common and common equivalent shares	$(0.15)	$(0.39)	$0.24	$(1.04)